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Exhibit (e)(15)

December 31, 2007

Allen Dodge
Executive Vice President/CFO
Health Grades, Inc.
500 Golden Ridge Road, Suite 100
Golden, CO 80401

Dear Allen:

        This letter amends our letter to you dated April 5, 2000 in order to conform the payment terms of any severance payments to you with the requirements of § 409A of the Internal Revenue Code of 1986.

        This letter will document HealthGrades.com, Inc. commitment to you that you will receive severance in the amount of six (6) months base compensation in the event the Company terminates your employment on a "not for cause" basis in a termination that constitutes a Separation from Service (as defined in Code § 409A). The Compensation will be paid as a lump sum amount at time of Separation of Service. This letter supersedes our previous letter to you with respect to severance dated April 5, 2000.

        Please execute this letter below to indicate your acceptance of these amendments to the letter to you dated April 5, 2000.

/s/ ALLEN DODGE Allen Dodge	Sincerely,
/s/ KERRY HICKS Kerry Hicks President/CEO

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  Exhibit (e)(15)